Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Apollo Global Securities, LLC

We have reviewed management's statements, included in the accompanying Apollo Global Securities, LLC's Rule 15c3-3 Exemption Report (the "Exemption Report"), in which (1) Apollo Global Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed exemptions from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) for the period from February 13, 2025 through December 31, 2025 and the exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) throughout the year ended December 31, 2025, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the Exemption Report, in which Apollo Global Securities, LLC stated that it is also filing the Exemption Report because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") are limited to: (1) proprietary trading; (2) identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers; (3) effecting securities transactions via subscriptions and placements in private funds and partnerships; and (4) providing shareholder support services and participating in distributions and underwriting of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than as permitted under Rule 15c3-3(k)(2)(i) (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the year ended December 31, 2025, without exception. The Company's management is responsible for its compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 for its other business activities and its statements

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 for its other business activities. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Deloitte & Touche LLP

February 25, 2026

APOLLO

Global Securities

APOLLO GLOBAL SECURITIES, LLC
RULE 15c3-3 EXEMPTION REPORT (THE "EXEMPTION REPORT")
YEAR ENDED DECEMBER 31, 2025

Apollo Global Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of our knowledge and belief, we state the following:

(1) The Company claimed an exemption from the provisions of 17 C.F.R. § 240. 15c3-3, under the following provision of 17 C.F.R. § 240. 15c3-3(k)(2)(ii). In addition, with respect to certain transactions in securities issued in reliance on Section 4(a)(2) of the Securities Act of 1933, the Company relied on the exemption provided under Rule 15c3-3(k)(2)(i), which permits limited self-clearing activity provided that customer funds and securities are promptly transmitted and delivered.

(2) The company met the identified exemption provision in 17 C.F.R. § 240. 15c3-3 (k)(2)(i) from February 13, 2025 through December 31, 2025, and the identified exemption provision in 17 C.F.R. § 240. 15c3-3 (k)(2)(ii) throughout the year ended December 31, 2025, without exception.

(3) The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its other business activities exclusively to: (1) proprietary trading; (2) identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers; (3) effecting securities transactions via subscriptions and placements in private funds and partnerships; and (4) providing shareholder support services and participating in distributions and underwriting of securities. Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than as permitted under Rule 15c3-3(k)(2)(i); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signed by:

Adam Trebing
15D0C3073E3644E...
Adam Trebing,
Chief Financial Officer / FINOP

DocuSigned by:

James McAuley
D93D0EF4865240D...
James McAuley,
Principal

Subscribed to before me this
25 the date of February 2026